OPERATING AGREEMENT
of
PodTV, A Pennsylvania limited liability company

This operating agreement of PodTV (the "company"), dated as of December 29, 2020, has been adopted by the company and the members of the company.

RECITALS

A.   The company has been organized as a Pennsylvania limited liability company by the filing of a certificate of organization with the Department of State of the Commonwealth of Pennsylvania under and pursuant to the Act.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the members and the company agree as follows:

ARTICLE I—DEFINITIONS

1.01.   Definitions. In addition to the terms defined in other provisions of this agreement, the following terms shall have the meanings set forth below unless the context requires otherwise:

"Act." The Pennsylvania Limited Liability Company Law of 1994, 15 Pa.C.S. § 8901, et seq., and any successor statute, as amended from time to time.

"Affiliate." As to any person, any other person that, directly or indirectly, controls, is controlled by, or is under common control with such person or, if such person is an individual, the immediate family of such person or trusts solely for the benefit of such immediate family. As used in this definition, the term "control" means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, as trustee or executor, by contract or credit arrangement, or otherwise.

"Agreement." This operating agreement, as amended, supplemented, or restated from time to time.

"Capital." The sum of all of the money and other property contributed to the company by its members as reflected on the balance sheet of the company.

"Capital account." The individual account maintained by the company with respect to each member or holder of economic rights as provided in section 4.04.

"Capital contribution." The aggregate amount of money and the agreed value of any property or services (as determined in writing by the member and the company) contributed by each member to the company as provided in section 4.01. In the case of a member who acquires a membership interest in the company by an assignment or transfer in accordance with the terms of this agreement, "capital contribution" means the capital contribution of that member's predecessor proportionate to the acquired membership interest.

"Certificate." The certificate of organization of the company and any and all amendments thereto and restatements thereof filed on behalf of the company with the Department of State of the Commonwealth of Pennsylvania pursuant to the Act.

"Class A member." A holder of class A interests.

"Class B member." A holder of class B interests.

"Code." The Internal Revenue Code of 1986, as amended.

"Company." See the preamble.

"Economic rights." See section 3.03(a).

"Immediate family." With respect to any individual, such individual's parents, spouse, issue, adopted children, issue of adopted children, or any of them.

"Manager." See section 5.01(a).

"Management Committee." See section 5.01(a).

"Majority vote." The written approval of, or the affirmative vote by, members holding a majority of the voting rights.

"Member." Any person who at the time is a member of the company. The term "member" includes all class A members and all class B members.

"Membership interest." The interest of a member in the company, including, without limitation, interests in items of income, gain, loss, deduction, and credit, rights to distributions (liquidating or otherwise), allocations, information, and to consent to or approve actions by the company, all in accordance with the provisions of this agreement and the Act. The membership interests are divided into:

> (a)   "Class A interests." Those membership interests issued to the class A members designated on Annex A, attached hereto, as that schedule may be amended from time to time pursuant to the provisions of this agreement.

> (b)   "Class B interests." Those membership interests issued to the class B members designated on Annex A, attached hereto, as that schedule may be amended from time to time pursuant to the provisions of this agreement.

"Notice member." A member that is a "notice partner" within the meaning of section 6223 of the Code.

"Percentage interest." The proportionate economic rights of a member, expressed as a percentage as shown on Annex A.

"Person." A natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, estate, association, or other legal entity or organization.

"Tax matters member." The member designated to serve as the tax matters partner as that term is used in section 6231(a)(7) of the Code.

"Tax payment loan." See section 4.11.

"Treasury Regulations" or "Treas.Reg." The income tax regulations, including temporary regulations, promulgated under the Code, as those regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Voting rights." The number of votes of each member (as set forth in section 6.01) for the purpose of voting on any matter arising under this agreement. The voting rights of each member shall be recorded on Annex A.

"Withholding tax act." See section 4.11.

ARTICLE II—ORGANIZATION

2.01.   <u>Principal Place of Business; Other Offices</u>. The principal place of business of the company shall be at 126 E. Virginia Ave., West Chester, PA 19380, or at such other place as the members may designate from time to time, which need not be in the Commonwealth of Pennsylvania. The company may have such other offices as the members may designate from time to time.

2.02.   <u>Purpose</u>. The object and purpose of, and the nature of the business to be conducted and promoted by, the company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act and to engage in any and all lawful activities necessary, convenient, desirable, or incidental to the foregoing.

ARTICLE III—MEMBERSHIP INTERESTS

3.01.   <u>Initial and Subsequent Members</u>. The members of the company are the persons listed on Annex A. Unless otherwise provided in this agreement, a person who is not already a member and who acquires a previously outstanding membership interest in accordance with this agreement shall be admitted as a member, and other persons may be admitted as members from time to time on such terms as are fixed by the members, upon executing a joinder to this agreement. When any person is admitted as a member or ceases to be a member, or when percentage interests or voting rights of members change, the members shall cause such change to be reflected on the books of the company and shall prepare a revised version of Annex A, which shall be distributed to the members. Any failure to distribute a revised Annex A upon any change in members, percentage interests, or voting rights shall not affect the validity of any such change.

3.02.   Record Holders of Membership Interests. The company shall be entitled to treat the person in whose name a membership interest stands on the books of the company as the absolute owner thereof and as a member of the company. The company shall not be bound to recognize any equitable or other claim to, or interest in, such membership interest on the part of any other person, whether or not the company has express or other notice of any such claim.

3.03.   Transfers and Assignments of Membership Interests.

(a)   Restrictions on Transfer. Membership interests constitute the personal estate of members. Membership interests may be transferred or assigned only as follows:

(1)   If the interest to be transferred is a class A interest and all of the other class A members of the company other than the member proposing to dispose of his or her interest do not approve of the proposed transfer or assignment, the transferee of the interest of the member shall have no right to participate in the management of the business and affairs of the company or to become a member. If that consent is not obtained, the transferee shall only be entitled to receive the distributions and the return of contributions (the "economic rights") to which that member would otherwise be entitled. The approval of class B members is not required. If the transfer of a class A interest does not receive the necessary approval of the other class A members, the transferred interest shall, at the election of the transferor, become a class B interest, the transfer of which is subject to the approval of the management committee.

(2)   If the interest to be transferred is a class B interest and the management committee does not approve of the proposed transfer or assignment, the transferee of the interest of the member shall have no right to participate in the management of the business and affairs of the company or to become a member. If that consent is not obtained, the transferee shall only be entitled to receive the economic rights to which that member would otherwise be entitled.

(3)   A transfer that includes both economic rights and the right to participate in the management of the business and affairs of the company shall be subject to the following requirements:

(i)   Each transferee must represent and warrant to the company that his or her acquisition of membership interests is made as principal for his or her account for investment purposes only and not with a view to the resale or distribution of such membership interests, except insofar as the Securities Act of 1933, as amended, and any applicable securities law of any state or other jurisdiction permit such acquisition to be made for the account of others or without requiring that such membership interests, or the acquisition, resale, or distribution thereof, be registered under the Securities Act of 1933, as amended, or other jurisdiction.

(ii)   A member who transfers his or her membership interests may be required to deliver to the other members an opinion of counsel satisfactory to the other members that the membership interests may be sold in reliance on an exemption from such registration requirements, it being the understanding of each member that neither the members nor the company have any intention to register the membership interests for resale under any federal or state securities laws or to take any action that would make available any exemption from the registration requirements of such laws. Each member further agrees not to transfer the membership interests, or any portion thereof, to any person who does not represent and warrant as to such transferee's investment intention and agree not to transfer such membership interests, or portion thereof, to any person who does not similarly represent, warrant, and agree.

(iii)   Each member hereby agrees that a legend to the effect of the following shall be placed upon any documents evidencing ownership issued to such member representing the membership interests of a member:

> The membership interests represented by this document have not been registered under any securities laws, and the transferability of the membership interests therefore is restricted. The membership interests may not be sold, assigned, or transferred, nor will any assignee, vendee, transferee, or endorsee hereof be recognized as having an interest in such membership interests by the company for any purpose, unless the availability of an exemption from registration and qualification shall be established to the satisfaction of counsel for the company.

> The membership interests represented by this document are subject to further restriction as to their sale, transferability, or assignment as set forth in the operating agreement of company. Said restriction provides, among other things, that no vendee, transferee, or assignee shall become a member unless consented to by the members or otherwise expressly permitted by the operating agreement.

(b)   [intentionally omitted]

(c)   <u>Capital Account of Transferee</u>. Upon the valid transfer of economic rights, whether or not as part of the transfer of the entire membership interest, the transferee shall succeed to the corresponding portion of the capital account of the transferor.

(d)   <u>Distribution Upon Dissociation</u>. A member who is dissociated from the company, except pursuant to a transfer of the membership interest of the member, shall have the right under section 8933 of the Act to receive any distribution declared but not paid prior to the date of dissociation and, within a reasonable time after dissociation, to be paid the fair value of the membership interest of the member based upon the right of the member to share in distributions from the company.

(e)   Admission of Additional Members. A person may be admitted as a class A member only with the approval of all of the class A members of the company. A person may be admitted as a class B member only with the approval of the management committee. A person who acquires an additional membership interest shall be admitted as a member.

3.04.   No Right of Partition. A member shall not have the right to seek or obtain partition by court decree or operation of law of any company property, or the right to own or use particular assets of the company.

3.05.   Evidence and Transfer of Membership Interests.

(a)   Evidence of Membership Interests. The membership interests shall not be represented by certificates.

(b)   Procedure. Transfers of membership interests shall be made on the records of the company. No transfer shall be made inconsistent with the provisions of 13 Pa.C.S. div. 8 or other applicable provisions of law.

ARTICLE IV—FINANCIAL AND TAX MATTERS

4.01.   Capital Contributions. The company shall keep a record of the capital contributions made by the members. A member shall not be required to make any capital contribution to the company not specifically agreed to in writing between the member and the company, or be obligated or required under any circumstances to restore any negative balance in his, her, or its capital account.

4.02.   Return of Contributions. A member is not entitled to the return of any part of the member's capital contribution, or to be paid interest in respect of the member's capital account or capital contribution. An unrepaid capital contribution is not a liability of the company or of any member. A member is not required to contribute or lend any cash or property to the company to enable the company to return any member's capital contributions.

4.03.   Advances by Members. A member may agree, with the consent of the management committee, to loan funds to or guarantee obligations of the company. A loan to the company or guarantee of its obligations by a member is not a capital contribution.

4.04.   Capital Accounts.

(a)   Tax Provisions. The allocation and capital account maintenance provisions of Treasury Regulations under section 704 of the Code are hereby incorporated by reference, including a "qualified income offset" within the meaning of Treas.Reg. § 1.704-1(b)(2)(ii)(d), the rules regarding allocation of "partner nonrecourse deductions" under Treas.Reg. § 1.704-2(i)(1), "minimum gain chargeback" under Treas.Reg. § 1.704-2(f), and "partner nonrecourse debt minimum gain chargeback" under Treas.Reg. § 1.704-2(i)(4), and the limitation on allocation of losses to any member that would cause a deficit capital account in excess of such member's capital contribution obligations and share of minimum gain and partner nonrecourse debt minimum gain under Treas.Reg. § 1.704-1(b)(2)(ii)(d) as modified by Treas.Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5).

(b)   Contributed Property. To the extent contributed property has a fair market value at the time of contribution that differs from the contributing member's basis in the property, and to the extent the carrying value of property of the company for capital account purposes otherwise differs from the company's basis in such property, depreciation, gain, and loss for capital account purposes shall be computed by reference to such carrying value rather than such tax basis. In accordance with section 704(c) of the Code, income, gain, loss, and deduction with respect to such property shall, solely for tax purposes, be shared among the members so as to take account of the variation between the basis of the property to the company and its fair market value at the time of contribution, or at the time that the carrying value of such property is adjusted under Treas.Reg. § 1.704-1(b)(2)(iv)(f), as the case may be.

4.05.   Profits and Losses. At all times while there is more than one member, items of income, gain, loss, deduction, and credit shall be allocated to the members in accordance with percentage interests, except as otherwise provided in section 4.04.

4.06.   Distributions.

(a)   General Rule. Except as provided in subsection (b) and Article IX, distributions shall be made to the members in accordance with their respective percentage interests at such times, and in such amounts, as the management committee shall determine.

(b)   Tax Distributions. With respect to any taxable year of the company in which members are allocated taxable income for federal income tax purposes (and for this purpose all items of income, gain, loss, or deduction required to be separately stated pursuant to section 703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains)), the company shall attempt to distribute to each member, within 90 days after the close of that taxable year (and, if practicable, at such times during the taxable year as are required to fund the payment of estimated taxes), no less than the amount determined by multiplying the company's taxable income (computed as set forth in this sentence) allocated to such member by the highest composite federal, state, and local income tax rate applicable to any member (including, in the case of a member that is a pass-through entity, any other person taxable on company income). For purposes of the preceding sentence, the company's taxable income for a year shall be reduced by any net loss of the company in prior years that has not previously been so taken into account under this section 4.06(b). Nothing herein shall require the company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions. All distributions to a member pursuant to this section 4.06(b) shall be treated as advances of, and offset against, amounts otherwise distributable to such member under this agreement.

4.07.   Establishment of Reserves. The management committee shall have the right to establish reasonable reserves for maintenance, improvements, acquisitions, capital expenditures, and other contingencies, such reserves to be funded with such portion of the operating revenues of the company as the management committee may deem necessary or appropriate for that purpose.

4.08.   Tax Returns. The management committee shall arrange for the preparation of all tax returns required to be filed for the company. Each member shall be entitled to receive copies of all federal, state, and local income tax returns and information returns, if any, that the company is required to file. All information needed by the members and other persons who were members during the applicable taxable year for income tax purposes shall be prepared by the company's accountants and furnished to each such person after the end of each taxable year of the company. Each such person shall report consistently with the partnership information returns of the company, as filed.

4.09.   Tax Elections.

(a)   Elections to be Made. To the extent permitted by applicable tax law, the company shall make the following elections on the appropriate tax returns:

(1)   to adopt the calendar year as the company's taxable year;

(2)   to adopt the cash method of accounting and to keep the company's books and records on the income-tax method;

(3)   if a transfer of a membership interest as described in section 743 of the Code occurs, on written request of the transferee, or if a distribution of company property is made on which gain described in section 734(b)(1)(A) of the Code is recognized or there is an excess of adjusted basis as described in section 734(b)(1)(B) of the Code, to elect, pursuant to section 754 of the Code, to adjust the basis of company properties;

(4)   to elect to amortize the organizational expenses of the company and the start-up expenditures of the company ratably over a period of 180 months as permitted by sections 195 and 709(b) of the Code; and

(5)   any other election the management committee may deem appropriate and in the best interests of the members.

(b)   No Election of Corporate Taxation. Neither the company nor any member may make an election for the company to be taxable as a corporation for federal income tax purposes or to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this agreement shall be construed to sanction or approve such an election.

4.10.   Tax Matters Member. If the company is subject to the consolidated audit procedures of sections 6221 to 6234 of the Code, the tax matters member of the company shall be a member who is designated as such by vote of the members. Any member who is designated the tax matters member shall take such action as may be necessary to cause each other member to become a notice member. The company shall reimburse the tax matters member for any costs incurred representing the interests of the members in respect of company tax matters.

4.11.   Tax Withholding. Unless treated as a tax payment loan, any amount paid by the company for or with respect to any member on account of any withholding tax or other tax payable with respect to the income, profits, or distributions of the company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation, or ordinance requiring such payment (each a "withholding tax act") shall be treated as a distribution to the member for all purposes of this agreement. To the extent that the amount required to be remitted by the company under a withholding tax act exceeds the amount then otherwise distributable to the member, the excess shall constitute a loan from the company to the member (a "tax payment loan"). Each tax payment loan shall be payable upon demand and shall bear interest, from the date that the company makes the payment to the relevant taxing authority, at the applicable federal short-term rate under section 1274(d)(1) of the Code, determined and compounded semiannually. So long as any tax payment loan or the interest thereon remains unpaid, the company shall make future distributions due to the member under this agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all tax payment loans of the member and then to the repayment of the principal of all tax payment loans of the member. The members shall take all actions necessary to enable the company to comply with the provisions of any withholding tax act applicable to the company and to carry out the provisions of this subsection.

ARTICLE V—MANAGEMENT

5.01.   Management by Management Committee.

(a)   Exclusive Responsibility. The business and affairs of the company shall be managed by or under the direction of a management committee (the "management committee," and each member of the committee individually, a "manager"). A member, as such, shall not take part in, or interfere in any manner with, the management, conduct, or control of the business and affairs of the company, and shall not have any right or authority to act for or bind the company. The company may act only by actions taken by or under the direction of the management committee in accordance with this agreement.

(b)   Authority and Duty of Managers. Except as otherwise provided by resolution adopted by the management committee, the managers may act only collectively as a committee and by resolution duly adopted. Individual managers shall have only such authority and perform such duties as the management committee may, from time to time, delegate to them.

(c)   Nonexclusive Service. The managers need not devote services to the company on a substantially full-time basis and need only devote as much time to the company's activities as the management committee determines to be necessary for the efficient conduct thereof, except to the extent otherwise required by a separate employment or other agreement the execution of which by the company was authorized by vote of the members, excluding the affected manager if a member, or by vote of disinterested managers.

5.02.   Number and Term of Office of Managers; Qualifications.

(a)   Election of Managers. The managers shall be elected annually by the class A members. Nominees for election as managers receiving the highest number of votes, up to the number of managers to be elected, shall be elected as managers. The class A members shall not have the right to cumulate their votes in the election of managers. Initial managers include Jeffrey White and Brandon Blackburn. Mr. White will serve as CEO.

(b)   Number of Managers. The number of managers of the company shall be five, or such other number as may be determined from time to time by the management committee.

(c)   Term of Office. Each manager shall hold office until the next annual meeting of members and until his or her successor shall have been elected and qualified, or until his or her earlier death, resignation, or removal.

(d)   Qualifications of Managers. Each manager shall be a class A member. If at any time a manager ceases to be a class A member, the manager shall resign from the management committee under section 5.04(c).

5.03.   Officers; Delegation and Duties. The company shall have such officers, other employees, and agents as shall be necessary or desirable to conduct its business. The management committee may elect a member, manager, or other person to serve as an officer of the company. The management committee may assign titles to the officers they elect. If the management committee elects an officer of the company with a title that is commonly used for officers of a business corporation, the assignment of that title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by the management committee. Any number of offices may be held by the same person. The salaries or other compensation, if any, of the officers, other employees, and agents of the company shall be fixed from time to time by the management committee or such other persons as have been delegated that authority.

5.04.   Vacancies; Removal; Resignation.

(a)   Vacancies. Any vacancy occurring in the management committee may be filled by election at an annual or special meeting of class A members called for that purpose. Any vacancy occurring in the management committee may also be filled by action of the managers at any regular or special meeting of the management committee. A manager elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office.

(b)   Removal of Managers. A manager may be removed, with or without cause, only by the vote of class A members holding the majority of the outstanding class A interests.

(c)   Resignation of Managers. Any manager may resign at any time. A resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining managers, or, in the case of the resignation of the last manager, by the members. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

5.05.   Meetings of Management Committee.

(a)   Quorum; Manner of Acting. Unless otherwise provided in the certificate or this agreement, a majority of the managers in office shall constitute a quorum for the transaction of business by the management committee, and the act of a majority of the managers present at a meeting at which a quorum is present shall be the act of the management committee. A manager who is present at a meeting of the management committee at which action on any matter is taken shall be presumed to have assented to the action unless his or her dissent is entered in the minutes of the meeting or unless he or she files a written dissent to the action with the secretary of the meeting before the adjournment thereof or delivers the dissent to the company immediately after the adjournment of the meeting. The right to dissent shall not apply to a manager who voted in favor of the action.

(b)   Location. Meetings of the management committee may be held at such place or places as shall be determined from time to time by the management committee.

(c)   Waiver of Notice. A waiver of notice of a meeting signed by the manager entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Attendance of a manager at a meeting constitutes a waiver of notice of the meeting, except where a manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(d)   Annual Meeting. In connection with any annual meeting of members for the election of managers, the management committee may, if a quorum is present, hold a meeting for the transaction of business immediately after and at the same place as the annual meeting of the members. Notice of the meeting at that time and place shall not be required.

(e)   Regular Meetings. Regular meetings of the management committee shall be held at such times and places as shall be designated from time to time by the management committee. Notice of regular meetings shall not be required.

(f)   Special Meetings. Special meetings of the management committee may be called by any manager on at least 24 hours' notice to each other manager. The notice need not state the purpose or purposes of, nor the business to be transacted at, the meeting, except as may otherwise be required by law or provided for by the certificate or by this agreement.

5.06.   Action by Consent or Remote Conference.

(a)   Action by Consent. Any action required or permitted to be taken at a meeting of the management committee may be taken without a meeting if, prior or subsequent to the action, a consent or consents thereto by all of the managers in office is filed with the records of the company. The consents shall be in writing or in electronic form.

(b)   Remote Participation. One or more managers may participate in a meeting of the management committee or a subcommittee of the management committee by means of conference telephone, electronic technology, or such other means by which managers not physically present in the same location may communicate with each other on a substantially simultaneous basis. Participation in a meeting pursuant to this section 5.06(b) shall constitute presence in person at the meeting.

5.07.   Compensation of Managers. Managers shall receive such compensation, if any, for their services as managers as may be designated from time to time by the management committee. In addition, managers shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service as managers.

5.08.   Conflicts of Interest.

(a)   Other Business Interests. Any member or affiliate thereof may engage in or possess interests in other business ventures of any and every type and description, independently or with others, similar or dissimilar to the business of the company, and the company and the members shall have no rights by virtue of this agreement in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture, even if competitive with the business of the company, shall not be deemed wrongful or improper. No member or affiliate thereof shall be obligated to present any particular investment opportunity to the company even if the opportunity is of a character that, if presented to the company, could be taken by the company, and any member or affiliate thereof shall have the right to take for its own account (individually or as a partner or fiduciary) or to recommend to others any such particular investment opportunity.

(b)   Interested Transactions. A contract or transaction between the company and one or more of its members or officers, or between the company and another domestic or foreign association in which one or more of its members or officers has a management role or a financial or other interest, shall not be void or voidable solely for that reason, or solely because the member or officer is present at or participates in the meeting of the members that authorizes the contract or transaction, or solely because the vote of the member is counted for that purpose, if:

(1)   the material facts as to the relationship or interest and as to the transaction are disclosed or known to the management committee and the management committee authorizes the contract or transaction by the affirmative votes of a majority of the disinterested managers whether or not the disinterested managers constitute a quorum;

(2)   the material facts as to the relationship or interest and as to the transaction are disclosed or known to the members entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of those members; or

(3)   the contract or transaction is fair to the company as of the time it is authorized, approved, or ratified by the members.

5.09.   Subcommittees.

(a)   Establishment. The management committee may designate one or more subcommittees, each subcommittee to consist of one or more managers. The provisions of this agreement relating to meetings of the management committee and the procedures for taking action by the management committee shall also apply to subcommittees of the management committee.

(b)   Alternate Subcommittee Members. The management committee may designate one or more managers as alternate members of any subcommittee of the management committee, who may replace any absent or disqualified member at any meeting of the subcommittee. If the management committee has not designated an alternate member of a subcommittee, in the absence or disqualification of a member of that subcommittee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such members constitute a quorum, may unanimously appoint another manager to act at the meeting in the place of the absent or disqualified member.

(c)   Authority. A subcommittee, to the extent provided by the management committee, shall have and may exercise all the powers and authority of the management committee in the management of the business and affairs of the company.

5.10.   Limitation of Liability. A manager shall not be personally liable, as such, for monetary damages (other than under criminal statutes and under federal, state, and local laws imposing liability on managers for the payment of taxes) for any action taken, or any failure to take any action, unless the manager's conduct constitutes self-dealing, willful misconduct, or recklessness. No amendment or repeal of this section shall apply to or have any effect on the liability or alleged liability of any person who is or was a manager of the company for or with respect to any acts or omissions of the manager occurring prior to the effective date of such amendment or repeal. If the Act is amended to permit a Pennsylvania limited liability company to provide greater protection from personal liability for its managers than the express terms of this section, this section shall be construed to provide for such greater protection.

ARTICLE VI—MEMBERS

6.01.   Voting Rights of Members. All class A members shall, except as hereinafter provided, be entitled to vote on all matters submitted to, or requiring a vote by, the members. No class B member shall be entitled to vote, other than for matters specifically requiring the affirmative vote or a specified percentage of all of the class B members in this agreement or under the Act. A class A member shall have that number of voting rights as equals the class A member's percentage interest in the company (for example, a member who has a 35% membership interest in the company has 35 voting rights).

6.02.   Action by Members.

(a)   Generally. Except as otherwise provided in the Act, the certificate, or this agreement, any decision, determination, or other action to be made or taken by the members shall be made or taken by majority vote.

(b)   Limitations. Notwithstanding any other provision of this agreement, unless approved both by members holding 75% of the voting rights and by the management committee, the company may not:

   (1)   engage in a merger or consolidation with or into any corporation, partnership, limited liability company, or any other entity, whether or not the company shall be the surviving entity of such merger or consolidation;

   (2)   sell all or substantially all of its assets to any person or entity; or

   (3)   divide into two or more limited liability companies.

6.03.   Meetings of Members.

(a)   Quorum. A meeting of the members shall not be organized for the transaction of business unless a quorum is present. The presence of class A members holding a majority of the percentage interest in the company shall constitute a quorum for the purposes of consideration and action on a particular matter. The acts of the members holding a majority of the voting rights at a meeting at which a quorum is present shall be the acts of the members.

(b)   Withdrawal of a Quorum. The members present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough members to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, the members present may adjourn the meeting to such time and place as they may determine. Those members entitled to vote who attend a meeting of members that has been previously adjourned for one or more periods aggregating at least 15 days because of an absence of a quorum, although less than a quorum, shall nevertheless constitute a quorum for the purposes of acting upon any matter set forth in the notice of the meeting if the notice states that those members who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon the matter.

(c)   Location. All meetings of the members shall be held at the principal place of business of the company or at such other place within or outside the Commonwealth of Pennsylvania as the management committee may from time to time appoint, or as may be designated in the notice calling the meeting.

(d)   Adjournment. The chair of the meeting or the members present and entitled to vote shall have the power to adjourn a meeting from time to time, without any notice other than announcement at the meeting of the time and place at which the adjourned meeting will be held.

(e)   Call of Meetings. A meeting of the members for any proper purpose or purposes may be called at any time either by any class A member or group of class A members holding at least 25% of the percentage interests in the company or by the management committee. Only business within the purpose or purposes described in the notice of the meeting may be conducted at a meeting of the members. The notice shall specify the time and location of the meeting.

(f)   Notices. Notice of a meeting of members stating the place, day, and hour of the meeting and the purpose or purposes for which the meeting is called shall be given, by or at the direction of the management committee or other person calling the meeting, to each member of record entitled to vote at such meeting either personally or by sending a copy thereof:

(1)   by first-class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address or street address of each member appearing on the books of the company. Notice pursuant to this subsection shall be deemed to have been given when deposited in the United States mail or with the courier service.

(2)   by facsimile transmission, e-mail, or other electronic communication to the facsimile number or address for e-mail or other electronic communications supplied by a member to the company for the purpose of notice. Notice pursuant to this subsection shall be deemed to have been given when sent.

(f)   Waiver of Notice. A waiver of notice of a meeting signed by the member entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.04.   Proxies.

(a)   General Rule. Every member entitled to vote at a meeting of the members or to express consent or dissent without a meeting may authorize another person to act for the member by proxy. The presence of, or vote or other action at a meeting of members by, or the expression of consent or dissent by, a proxy of a member shall constitute the presence of, or vote or action by, or consent or dissent of, the member.

(b)   Minimum Requirements. Every proxy shall be executed by the member or by the duly authorized attorney-in-fact of the member and filed with the company. A written or electronic signature of the member on the proxy shall be sufficient for purposes of this section if the proxy sets forth a confidential and unique identification number or other mark furnished by the company to the member for the purposes of a particular meeting or transaction.

(c)   Revocation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the company. An unrevoked proxy shall not be valid after three years from the date of its execution unless a longer time is expressly provided in the proxy. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the company.

6.05.   Conduct of Meetings. All meetings of the members shall be presided over by an individual chosen by the members present. The person presiding at the meeting shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

6.06.   Action by Consent or Remote Participation.

(a)   Action by Consent. Any action required or permitted to be taken by the members may be taken without a meeting, without prior notice, and without a vote, upon the consent of members who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all members entitled to vote thereon were present and voting. The consents shall be in writing or in electronic form. An action taken by less than unanimous consent of the members shall not become effective until after at least 10 days' written notice of the action has been given to each member entitled to vote thereon who has not consented thereto.

(b)   Remote Participation. The presence or participation, including voting and taking other action, at a meeting of members, by conference telephone or other electronic means, including without limitation the Internet, shall constitute the presence of, or vote or action by, the member.

6.07.   Voting by Joint Holders. Where a membership interest is held in any form of joint or common ownership by two or more persons:

(1)   if less than all of those persons are present in person or by proxy at a meeting of the members, the entire membership interest held in joint or common ownership shall be deemed to be represented at the meeting and the company shall accept as the vote of that membership interest the vote cast by a majority of those persons present; and

(2)   if the persons are equally divided upon whether the membership interest held by them shall be voted or upon the manner of voting the membership interest, the voting rights of the membership interest shall be divided equally among the persons without prejudice to the rights of those persons among themselves.

6.08.   Liability of Members. The members, as such, shall not be liable for the debts, obligations, or liabilities of the company except to the extent required by the Act.

ARTICLE VII—INDEMNIFICATION OF MEMBERS, OFFICERS
AND OTHER AUTHORIZED REPRESENTATIVES

7.01.   Indemnification. The company shall indemnify any person who was or is a party to or is threatened to be made a party to or is otherwise involved in any threatened, pending, or completed action or proceeding, including without limitation actions by or in the right of the company, whether civil, criminal, administrative, or investigative, by reason of the fact that the person is or was a manager, a member, or an officer of the company, or is or was serving while a member or an officer of the company at the request of the company as a director, manager, officer, employee, agent, fiduciary, or other representative of another corporation (for-profit or not-for-profit), limited liability company, partnership, joint venture, trust, employee benefit plan, or other enterprise, against all liabilities, expenses (including without limitation attorneys' fees), judgments, fines, excise taxes, and amounts paid in settlement in connection with the action or proceeding unless the act or failure to act by the person giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. The company shall have the power to indemnify employees and agents of the company on the same basis as provided in this section with respect to managers, members, and officers, and to advance expenses to employees and agents on the same basis as provided in section 7.02, as the members may from time to time determine or authorize.

7.02.   Advancement of Expenses. Expenses (including without limitation attorneys' fees) incurred by any person who was or is a manager, a member, or an officer of the company in defending any action or proceeding referred to in section 7.01 shall automatically be paid by the company, without the need for action by the manager, member, or officer, in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the person to repay the amount advanced if it shall ultimately be determined that the person is not entitled to be indemnified by the company.

7.03.   Exception. Notwithstanding anything in this Article VII to the contrary, the company shall not be obligated to indemnify any person under section 7.01 or advance expenses under section 7.02 with respect to proceedings, claims, or actions commenced by that person, other than mandatory counterclaims and affirmative defenses.

7.04.   Interpretation. The indemnification and advancement of expenses provided by or pursuant to this Article VII shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses may be entitled under any insurance policy, agreement, vote of members, or otherwise, both as to actions in the person's official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a manager, a member, or an officer and shall inure to the benefit of the heirs, executors, and administrators of the person. If the Act is amended to permit a Pennsylvania limited liability company to provide greater rights to indemnification and advancement of expenses for its managers, members, and officers than the express terms of this Article VII, this Article VII shall be construed to provide for such greater rights.

7.05.   Contract. The duties of the company to indemnify and to advance expenses to a manager, a member, or an officer as provided in this Article VII shall be in the nature of a contract between the company and each such person, and no amendment or repeal of any provision of this Article VII shall alter, to the detriment of such person, the right of the person to the advancement of expenses or indemnification related to a claim based on an act or failure to act that took place prior to the amendment or repeal or the termination of the service of the person as a member or an officer, whichever is earlier.

ARTICLE VIII—BOOKS, RECORDS, REPORTS;
BANK ACCOUNTS; INFORMATION RIGHTS

8.01.   Maintenance of Books.

(a)   Financial Records. The company shall keep books and records of accounts that shall be maintained on a cash basis, or such other method as is required for federal income tax purposes, in accordance with the terms of this agreement, except that the capital accounts of the members shall be maintained in accordance with section 4.04.

(b)   Company Records. In addition to the financial records required to be maintained under subsection (a), the company shall keep the following records:

(1)   a list setting forth the full name and last known mailing address of each member;

(2)   a copy of the certificate and all amendments thereto;

(3)   copies of all of the company's federal, state, and local income tax returns and annual financial statements;

(4)   copies of the currently effective written operating agreement, and all amendments thereto, and copies of any operating agreements no longer in effect; and

(5)   minutes of the proceedings of the members and the management committee.

8.02.   Reports.

(a)   In General. The management committee shall be responsible for the preparation of financial reports of the company and for the coordination of the financial matters of the company with the company's certified public accountants. The financial statements described in subsections (b) and (c) shall be prepared in accordance with accounting principles generally employed when financial records are kept on the cash basis. The company shall bear the costs of preparing the reports required by subsections (b) and (c).

(b)   Annual Reports. On or before the 90th day following the end of each fiscal year of the company, each member is to be furnished with a balance sheet, an income statement, and a statement of changes in members' capital of the company for, or as of the end of, that year, which have been reviewed or audited by the company's certified public accountants.

(c)   Quarterly Reports. On or before the 60th day following the end of each calendar quarter, each member is to be furnished with a balance sheet, an income statement, and a statement of changes in members' capital of the company for, or as of the end of, that calendar quarter, which have been prepared internally by the company.

(d)   Other Reports. The members also may cause to be prepared or delivered such other reports as the members may deem appropriate.

8.03.   Financial Accounts. The management committee shall establish and maintain one or more separate bank and investment accounts in the company's name with financial institutions and firms that the management committee determines. The management committee may not commingle the company's funds with the funds of any member; however, company funds may be invested in a manner the same as or similar to the members' investment of the members' own funds or investments, subject to section 5.02(b).

8.04.   Confidentiality.

(a)   General Rule. Each member agrees to keep confidential and not disclose, divulge, or use for any purpose (other than to monitor the member's investment in the company) any confidential information obtained from the company pursuant to the terms of this agreement, unless the confidential information (i) is known or becomes known to the public in general (other than as a result of a breach of this section 8.04 by the member), (ii) is or has been independently developed or conceived by the member without use of the company's confidential information, or (iii) is or has been made known or disclosed to the member by a third party without a breach of any obligation of confidentiality that third party may have to the company.

(b)   Exceptions. Notwithstanding subsection (a), a member may disclose confidential information (i) to the member's attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring the member's investment in the company, (ii) to any prospective purchaser of the member's interest, if the prospective purchaser agrees to be bound by the provisions of this section 8.04, or (iii) as may otherwise be required by law, if the member promptly notifies the company of the disclosure and takes reasonable steps to minimize the extent of any required disclosure. Nothing in this section 8.04 shall affect the member's ability to use information in connection with a commercial relationship between the member and the company.

ARTICLE IX—DISSOLUTION, LIQUIDATION, AND TERMINATION

9.01.   Dissolution. The company shall dissolve, and its affairs shall be wound up, only upon the first to occur of the following:

(1)   the unanimous affirmative vote, consent, or agreement of class A members holding voting rights; or

(2)   the entry of an order of judicial dissolution of the company under section 8972 of the Act.

9.02.   Liquidation and Termination.

(a)   Procedure. On dissolution of the company, the management committee shall appoint one or more representatives or members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a company expense. Until final distribution, the liquidator shall continue to operate the company properties with all of the power and authority of the members. The steps to be accomplished by the liquidator are as follows:

(1)   as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(2)   the liquidator shall first pay, satisfy, or discharge from company funds all of the debts, liabilities, and obligations of the company to its creditors (including, without limitation, all expenses incurred in liquidation and any advances described in section 4.03) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine), all in accordance with the provisions of the Act as may be applicable;

(3)   after all of the payments required by subsection (2) have been made, any remaining assets of the company shall be distributed to the members as follows:

(i)   the liquidator may sell any or all company property, including to members, and any resulting gain or loss from each sale shall be computed and allocated to the capital accounts of the members;

(ii)   with respect to all company property that has not been sold, the fair market value of that property shall be determined and the capital accounts of the members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the capital accounts previously would be allocated among the members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

(iii)   after completion of the steps in subsections (i) and (ii), the remaining assets shall be distributed to the members in an amount equal to the credit balance in each of their capital accounts, after giving effect to all contributions, distributions, and allocations for all periods.

(b)   Distributions. All distributions in kind to the members under this section shall be made subject to the liability of each distributee for costs, expenses, and liabilities relating to the assets distributed in kind theretofore incurred or for which the company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributees pursuant to this section. The distribution of cash and/or property to a member in accordance with the provisions of this section constitutes a complete return to the member of its capital contributions and a complete distribution to the member of its membership interest in all the company's property. To the extent that a member returns funds to the company, it has no claim against any other member for those funds.

9.03.   Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the capital account of any member results from or is attributable to deductions and losses of the company (including non-cash items such as depreciation), or distributions of money pursuant to this agreement to all members in proportion to their respective percentage interests, upon dissolution of the company such deficit shall not be an asset of the company and such members shall not be obligated to contribute such amount to the company to bring the balance of such member's capital account to zero.

9.04.   Certificate of Dissolution. On completion of the liquidation of company assets as provided herein, the company is terminated, and the members (or such other person or persons as the Act may require or permit) shall file a certificate of dissolution with the Department of State of the Commonwealth of Pennsylvania and take such other actions as may be necessary to terminate the existence of the company.

ARTICLE X—GENERAL PROVISIONS

10.01.   Notices.

(a)   To the Members. Any notice required to be given to a member under the provisions of this agreement or by the Act shall be given either personally or by sending a copy thereof:

(1)   by first-class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address or street address of the member appearing on the books of the company. Notice pursuant to this subsection shall be deemed to have been given to the member when deposited in the United States mail or with a courier service for delivery to the member.

(2)   by facsimile transmission, e-mail, or other electronic communication to the member's facsimile number or address for e-mail or other electronic communications supplied by the member to the company for the purpose of notice. Notice pursuant to this subsection shall be deemed to have been given to the member when sent.

(b)   To the Company. Any notice to the company must be given at the principal place of business of the company. Notice pursuant to this subsection may be given in any manner described in subsection (a), but shall not be deemed to have been given to the company unless it is actually received at the principal place of business of the company.

10.02.   Entire Agreement. This agreement constitutes the entire agreement among the members and the company with respect to the subject matter hereof and supersedes all prior agreements, express or implied, oral or written, with respect thereto. The express terms of this agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

10.03.   Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any person in the performance by that person of its obligations with respect to the company is not a consent or waiver to or of any other breach or default in the performance by that person of the same or any other obligations of that person with respect to the company. Failure on the part of a person to complain of any act of any person or to declare any person in default with respect to the company, irrespective of how long that failure continues, does not constitute a waiver by that person of its rights with respect to that default until the period of the applicable statute of limitations has run.

10.04.   Amendment. This agreement or the certificate may be amended from time to time only if the amendment is approved by the vote, consent, or agreement of members holding at least 75% of the voting rights, except that any provision of this agreement requiring a higher vote may only be amended or repealed by at least that higher vote. An amendment to this agreement must be in writing and shall take effect when executed by members holding at least the voting rights required to approve the amendment. A revision of Annex A pursuant to section
3.01 of this agreement shall not be considered an amendment of this agreement requiring a vote.

10.05.   Binding Effect and Rights of Third Parties. This agreement has been adopted to govern the operation of the company, and shall be binding on and inure to the benefit of the members and their respective heirs, personal representatives, successors, and assigns. This agreement is expressly not intended for the benefit of any creditor of the company or any other person, except a person entitled to indemnification, contribution, or advancement of expenses under Article VII. Except and only to the extent provided by applicable statute, no such creditor or other person shall have any rights under this agreement.

10.06.   Governing Law. This agreement shall be governed by and interpreted and enforced in accordance with the substantive laws of the Commonwealth of Pennsylvania (including, without limitation, provisions concerning limitations of actions), without reference to the conflicts of laws rules of that or any other jurisdiction, except that federal laws shall also apply to the extent relevant.

10.07.   Severability. If any provision of this agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this agreement and the application of that provision to other persons or circumstances shall not be affected thereby and that provision shall be enforced to the greatest extent permitted by law.

10.08.   Arbitration. All disputes arising under this agreement shall promptly be submitted to arbitration in Chester County, Pennsylvania, before one arbitrator in accordance with the rules of the American Arbitration Association. The arbitrator may assess costs, including counsel fees, in such manner as the arbitrator deems fair and equitable. The award of the arbitrator shall be final and binding upon all parties, and judgment upon the award may be entered in any court of competent jurisdiction.

10.09.   Construction. Whenever the context requires, the gender of any word used in this agreement includes the masculine, feminine, or neuter, and the number of any word includes the singular or plural. All references to articles and sections refer to articles and sections of this agreement, and all references to annexes are to annexes attached hereto, each of which is made a part hereof for all purposes. The headings in this agreement are for convenience only; they do not form a part of this agreement and shall not affect its interpretation.

10.10.   Execution in Counterparts. This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

If executed in multiple counterparts, this agreement shall become binding when any counterpart or counterparts, individually or taken together, bear the signatures of all of the initial members.

IN WITNESS WHEREOF, the company and the members have caused this agreement to be executed as of the day and year first above written.

MEMBERS:

Jeffrey White
____
Jeffrey White

Brandon Blackburn
____
Brandon Blackburn

COMPANY:

PodTV, LLC

By: Jeffrey White______________________
Name: ______________________
Title:______________________

ANNEX A

Date: December 29, 2020

Member	Initial Capital Contribution	Percentage Interest
Jeffrey White	$ 1,180.00	59.0%
Brandon Blackburn	$ 780.00	39.0%
Vince Menichelli	$ 20.00	1.0%
William Wheaton	$ 20.00	1.0%